Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Centene Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 (Nos. 333-108467, 333-90976, and 333-83190) and in the registration statement on Form S-3 (Nos. 333-164390 and 333-174164) of Centene Corporation of our reports dated February 20, 2012, with respect to the consolidated balance sheets of Centene Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Centene Corporation.

/s/ KPMG, LLP

St. Louis, Missouri
February 20, 2012